GROUP

[redacted]

RECEIVED

2008 SEP -3 P 12:25

08004702

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 29 August 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
SEP 05 2008
THOMSON REUTERS

Heike Theißing

Stefanie Weyrich

Enclosures

26 August 2008	Press release: Hypo Real Estate Bank AG to provide € 241 million for portfolio financing in October
29. August 2008	Release according to Article 26a of the WpHG (the German Securities Trading Act)

9/4

Press release

Hypo Real Estate Bank AG to provide € 241 million for portfolio financing of Oaktree

Munich, 26 August 2008 - Hypo Real Estate Bank AG, a member of the Hypo Real Estate Group, is to provide € 241 million for financing a senior tranche of the Herkules portfolio within the framework of a syndication. This real estate portfolio was acquired by Oaktree from DEKA Fonds in the summer of 2006. This participation comprises a senior tranche, almost all of which is to be Pfandbrief-refinanced. The companies of the Hypo Real Estate Group constitute one of the largest German Pfandbrief issuers and are able to utilize this price-efficient refinancing possibility very profitably. The transaction was completed on 31 July 2008.

The total financing (incl. junior tranche) amounts to € 900 million, and was arranged in the autumn of 2006 by the syndicate Barclays Capital, Morgan Stanley and Société Générale. The financed real estate portfolio consists of 47 prime properties in prime cities, most of which are located in Hesse and North Rhine-Westphalia. Most of these properties consist of office premises let to well-known tenants in the banking industry.

Press contact:
Oliver Gruss
Tel.: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Hypo Real Estate Bank AG

Hypo Real Estate Bank AG and **Hypo Real Estate Bank International AG**, Munich, are leading providers of commercial real estate financing on an international scale and in Germany. The banks offer their services to professional real estate investors, building societies, and developers as well as closed and open ended real estate funds globally through around 20 offices across Europe, the Americas and Asia. The service and product range includes classical Pfandbrief-based mortgages as well as large-volume investment banking products. Both banks are members of Hypo Real Estate Group. Following the acquisition of DEPFA Bank plc in October 2007, the Group has evolved into one of the leading international financial services providers for commercial real estate, public sector and infrastructure finance. Additional information is to be found on www.hyporealestate.com.

Hypo Real Estate
HOLDING

DGAP Veröffentlichung der Gesamtzahl der Stimmrechte: Hypo Real Estate Holding AG
Veröffentlichung der Gesamtzahl der Stimmrechte

Hypo Real Estate Holding AG: Veröffentlichung der Gesamtzahl der Stimmrechte nach § 26a WpHG mit dem Ziel der europaweiten Verbreitung

29.08.2008
Veröffentlichung der Gesamtzahl der Stimmrechte nach § 26a WpHG übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit teilt die Hypo Real Estate Holding AG mit, dass die Gesamtzahl der Stimmrechte am Ende des Monats August 2008 insgesamt 211084520 Stimmrechte beträgt.
Die Veränderung der Gesamtzahl der Stimmrechte ist seit dem 22.08.2008 wirksam.

Ende der Veröffentlichung der Gesamtzahl der Stimmrechte — DGAP Meldepflichten-Service

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Sprache:	Deutsch
Emittent:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Internet:	www.hyporealestate.com

Ende der Mitteilung — DGAP Meldepflichten-Service

Hypo Real Estate
HOLDING

DGAP Total Voting Rights announcement: Hypo Real Estate Holding AG
Total Voting Rights announcement

Hypo Real Estate Holding AG: Release according to Article 26a of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

29.08.2008
Release of a Total Voting Rights announcement according to Article 26a of the WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Hypo Real Estate Holding AG hereby announces that at the end of the month August 2008 the number of Voting Rights amounts to a total of 211084520 Voting Rights.
The change of Total Voting Rights is effective as of August 22, 2008 .

End of Total Voting Rights announcement DGAP regulatory service

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Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Internet:	www.hyporealestate.com

End of news DGAP regulatory service

END